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E-Mail: ssperber@cgsh.com

May 21, 2014

BY EDGAR Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 United States

Re:	Comment Letter—GlaxoSmithKline plc (“GSK”) Annual Report on Form 20-F for 2013

Dear Mr. Rosenberg:

We appreciated the opportunity to speak with your colleague Mark Brunhofer today in connection with the comment letter dated May 15, 2014 relating to GSK’s Annual Report on Form 20-F for 2013. As requested, this is a brief note to indicate that GSK intends to respond to the comments by June 13, 2014.

The preparation of a response to staff comment letters typically involves a number of GSK business, financial and legal personnel, as well as members of the GSK audit team from PricewaterhouseCoopers and outside counsel. Arranging for this involvement in order to meet the requested deadline would be difficult.

You can reach either me, or my colleague Rachel Serlen, at my number above. Please do not hesitate to contact us if you have any questions or if we can be of further assistance at this time.

Yours sincerely,

/s/ Sebastian R. Sperber

Sebastian R. Sperber

cc:       Mr. Frank Wyman, Securities and Exchange Commission

Mr. Mark Brunhofer, Securities and Exchange Commission

Mr. Christopher Buckley, GlaxoSmithKline plc

Ms. Victoria Whyte, GlaxoSmithKline plc

Mr. Ranjan Sriskandan, PricewaterhouseCoopers